

Mail Stop 4631

June 21, 2018

<u>Via E-mail</u>
Ms. Jan A. Bertsch
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

       Re: **Owens-Illinois, Inc.**
             Form 10-K for the Year Ended December 31, 2017
             Filed February 14, 2018
             File No. 1-9576

             Owens-Illinois Group Inc.
             Form 10-K for the Year Ended December 31, 2017
             Filed February 14, 2018
             File No. 33-13061-01

Dear Ms. Bertsch:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Accounting Branch Chief

                    Office of Manufacturing and Construction